UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

SuperMedia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868447103

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,607,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,607,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson Advantage Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson Advantage Plus Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 977,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 977,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson Advantage Select Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson Credit Opportunities Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,363
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON Paulson Recovery Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 699,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868447103	13D

1	NAME OF REPORTING PERSON John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,607,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,607,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Persons (as defined below) as of January 10, 2010.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of SuperMedia Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas 75261.

Item 2. Identity and Background.

(a)	NAME

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Advantage Select Master Fund Ltd. (“Select Master”);
•	Paulson Credit Opportunities Master Ltd. (“Credit Opportunities Master”);
•	Paulson Recovery Master Fund Ltd. (“Recovery Master”); and
•	John Paulson
(b)	RESIDENCE OR BUSINESS ADDRESS

Paulson & Co. and John Paulson each have a business address at 1251 Avenue of the Americas, 50th Floor, New York, New York 10020.

Advantage Master, Advantage Plus Master, Select Master, Credit Opportunities Master and Recovery Master each have a business address at c/o BNY Alternative Investment Services Ltd., 18 Church Street, Skandia House, Hamilton, HM11, Bermuda.

(c)        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson & Co., an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and separately managed accounts, including each of Advantage Master, Advantage Plus Master, Select Master, Credit Opportunities Master and Recovery Master (Advantage Master, Advantage Plus Master, Select Master, Credit Opportunities Master and Recovery Master shall collectively be referred to herein as, the “Funds”).

The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

John Paulson’s primary business is serving as the President and sole Director of Paulson & Co.

Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Exhibit 4 attached hereto.

(d), (e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or Instruction C Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP

Paulson & Co. is a Delaware corporation.

Each of the Funds is a Cayman Islands exempted company.

John Paulson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the purchase of the shares of Common Stock reported as beneficially owned by the Reporting Persons herein was derived from available capital of the investment funds managed by Paulson. A total of $12,117,456 was paid to acquire shares pursuant to the Standby Purchase Agreement (as defined in Item 6 below). Additionally, the Reporting Persons paid a total of $455,895,831 for debt securities of the Issuer that was exchanged for cash, new debt securities of the Issuer and shares of Common Stock pursuant to the First Amended Joint Plan of Reorganization with the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Plan”), effective as of December 31, 2009 (the “Effective Date”). Of the 2,607,506 shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons, 4.7% are Common Shares purchased under the Standby Purchase Agreement and 12.7% were acquired upon the exchange of debt securities pursuant to the Plan.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer described herein for investment purposes in the ordinary course of business.

Subject to the Agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with the Issuer’s management and/or Board of Directors (the “Board”) or with other shareholders to discuss any purposes, plans or proposals.

Pursuant to the Standby Purchase Agreement (as defined in Item 6 below), Paulson, on behalf of the Funds, and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) on the Effective Date. Pursuant to the Standstill Agreement, as long as the Reporting Persons own at least 20% of the outstanding shares of the Issuer’s Common Stock, then during the term of the Standstill Agreement, Paulson will have the right to nominate one director to serve on the Issuer’s Board, Paulson’s voting on corporate matters will be limited, Paulson will be entitled to certain preemptive rights, and Paulson’s beneficial ownership of Common Stock will be limited to 45% of the issued and outstanding Common Stock of the Issuer. The Standstill Agreement has a four year term.

Item 5. Interest in Securities of the Issuer.

(a-b) Collectively, the Reporting Persons beneficially own 2,607,506 shares of Common Stock representing 17.4% of the outstanding shares of Common Stock.

I. Paulson & Co.

(a) Amount beneficially owned: 2,607,506

(b) Percent of Class: 17.4%

(c) Number of shares of Common Stock as to which Paulson & Co. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,607,506 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,607,506 (See Note 1 below)

II. Advantage Master

(a) Amount beneficially owned: 411,956

(b) Percent of class: 2.7%

(c) Number of shares of Common Stock as to which Advantage Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 411,956 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 411,956 (See Note 1 below)

III. Advantage Plus Master

(a) Amount beneficially owned: 977,240

(b) Percent of class: 6.5%

(c) Number of shares of Common Stock as to which Advantage Plus Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 977,240 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 977,240 (See Note 1 below)

IV. Select Master

(a) Amount beneficially owned: 8,863

(b) Percent of class: 0.1%

(c) Number of shares of Common Stock as to which Select Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 8,863 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 8,863 (See Note 1 below)

V. Credit Opportunities Master

(a) Amount beneficially owned: 510,363

(b) Percent of class: Less than 3.4%

(c) Number of shares of Common Stock as to which Credit Opportunities Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 510,363 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 510,363 (See Note 1 below)

VI. Recovery Master

(a) Amount beneficially owned: 699,084

(b) Percent of class: Less than 4.7%

(c) Number of shares of Common Stock as to which Recovery Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 699,084 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 699,084 (See Note 1 below)

VII. John Paulson

(a) Amount beneficially owned: 2,607,506

(b) Percent of Class: 17.4%

(c) Number of shares of Common Stock as to which John Paulson has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,607,506 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,607,506 (See Note 1 below)

Note 1: Each of the Funds may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock individually beneficially owned by it.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2009, Paulson, on behalf of the Funds, and the Issuer entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”). Pursuant to the Standby Purchase Agreement, holders of claims entitled to receive shares of the Issuer’s Common Stock under the Plan had the right to elect to receive cash in lieu of such shares upon the effectiveness of the Plan. The cash to fund the elections by claim holders was provided by Paulson’s purchase from the Issuer of the number of shares of Common Stock that otherwise would have been distributed to electing claim holders, as required by the Standby Purchase Agreement. The transactions contemplated by the Standby Purchase Agreement were consummated on December 31, 2009 (the “Effective Date”). The purchase price paid by the Funds was $12,117,456.

Pursuant to the Standby Purchase Agreement, on the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Paulson, on behalf of the Funds, and each other holder of Registrable Common Stock that beneficially owns as of the Effective Date at least 5% of the shares of Registrable Common Stock issued pursuant to the Plan (collectively, including Paulson, the “Holders”). Generally, Registrable Common Stock means Common Stock of the Issuer unless it has been sold under a registration statement or has been, or may be, sold in compliance with Rule 144 under the Securities Act of 1933, as amended. The Registration Rights Agreement provides that each Holder has demand registration rights to require that the Issuer use its best efforts to effect the registration of the Registrable Common Stock held by such requesting Holder, plus the Registrable Common Stock of any other Holder that gives the Issuer a timely request to join in such registration. The Registration Rights Agreement also gives each Holder piggyback registration rights by which such Holder may request to be included on any registration of Common Stock undertaken by the Issuer, whether for its own account or for the account of other stockholders. The Registration Rights Agreement is subject to certain terms, conditions and restrictions.

The Standstill Agreement was described in Item 4 and is incorporated herein.

The Standby Purchase Agreement was publicly filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K, filed on November 20, 2009. The Standstill Agreement and Registration Rights Agreement were each publicly filed by the Issuer as Exhibits 10.3 and 10.4 to the Current Report on Form 8-K, filed on January 6, 2010.

The Standby Purchase Agreement, Standstill Agreement and Registration Rights Agreement are collectively referred to herein as the “Agreements”. The terms of the Agreements are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit 2: Joint Filing Agreement

Exhibit 3: Power of Attorney

Exhibit 4: Instruction C Person Information

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2010

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON CREDIT OPPORTUNITIES MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

/s/ Stuart L. Merzer
Stuart L. Merzer, as
Attorney-in-Fact For John Paulson

EXHIBIT 1

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Other than the transactions reported in this Schedule 13D, no transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days.

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of SuperMedia Inc. dated as of January 11, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  January 11, 2010

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON CREDIT OPPORTUNITIES MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

/s/ Stuart L. Merzer
Stuart L. Merzer, as
Attorney-in-Fact For John Paulson

EXHIBIT 3

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson

John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marsha Rojas

(signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]

EXHIBIT 4

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson & Co. Inc.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	President and Sole Director	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States
Stuart Merzer	General Counsel	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States
Andrew Hoine	Managing Director	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States
Michael Waldorf	Managing Director	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States
Keith Hannan	Managing Director	1251 Avenue of the Americas 50th Floor New York, NY 10020	United States

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson Advantage Master Ltd.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	Director	President and Sole Director of Paulson & Co. Inc.	1251 Avenue of the Americas, 50th Floor, New York, NY 10020	United States
David G. Cooper	Director	Partner at law firm of Cox Hallett & Wilkinson	Milner House, 18 Parliament Street, P.O. Box HM 1561, Hamilton HM FX, Bermuda	Great Britain
Graham H. Cook	Director	Managing Director of TMF (BVI) Ltd.	PO Box 964 Road Town, Tortola, British Virgin Islands	Great Britain

Paulson Advantage Master Ltd. has no executive officers.

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson Advantage Plus Master Ltd.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	Director	President and Sole Director of Paulson & Co. Inc.	1251 Avenue of the Americas, 50th Floor, New York, NY 10020	United States
David G. Cooper	Director	Partner at law firm of Cox Hallett & Wilkinson	Milner House, 18 Parliament Street, P.O. Box HM 1561, Hamilton HM FX, Bermuda	Great Britain
Graham H. Cook	Director	Managing Director of TMF (BVI) Ltd.	PO Box 964 Road Town, Tortola, British Virgin Islands	Great Britain

Paulson Advantage Plus Master Ltd. has no executive officers.

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson Advantage Select Master Fund Ltd.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	Director	President and Sole Director of Paulson & Co. Inc.	1251 Avenue of the Americas, 50th Floor, New York, NY 10020	United States
David G. Cooper	Director	Partner at law firm of Cox Hallett & Wilkinson	Milner House, 18 Parliament Street, P.O. Box HM 1561, Hamilton HM FX, Bermuda	Great Britain
Graham H. Cook	Director	Managing Director of TMF (BVI) Ltd.	PO Box 964 Road Town, Tortola, British Virgin Islands	Great Britain

Paulson Advantage Select Master Fund Ltd. has no executive officers.

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson Credit Opportunities Master Ltd.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	Director	President and Sole Director of Paulson & Co. Inc.	1251 Avenue of the Americas, 50th Floor, New York, NY 10020	United States
David G. Cooper	Director	Partner at law firm of Cox Hallett & Wilkinson	Milner House, 18 Parliament Street, P.O. Box HM 1561, Hamilton HM FX, Bermuda	Great Britain
Graham H. Cook	Director	Managing Director of TMF (BVI) Ltd.	PO Box 964 Road Town, Tortola, British Virgin Islands	Great Britain

Paulson Credit Opportunities Master Ltd. has no executive officers.

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson Recovery Master Fund Ltd.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	Director	President and Sole Director of Paulson & Co. Inc.	1251 Avenue of the Americas, 50th Floor, New York, NY 10020	United States
David G. Cooper	Director	Partner at law firm of Cox Hallett & Wilkinson	Milner House, 18 Parliament Street, P.O. Box HM 1561, Hamilton HM FX, Bermuda	Great Britain
Graham H. Cook	Director	Managing Director of TMF (BVI) Ltd.	PO Box 964 Road Town, Tortola, British Virgin Islands	Great Britain

Paulson Recovery Master Fund Ltd. has no executive officers.